FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
August 2009
Commission File Number: 001-32689
SUNTECH POWER HOLDINGS CO., LTD.
(Translation of registrant’s name into English)
R&D Mansion, 9 Xinhua Road
New District, Wuxi
Jiangsu Province 214028
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-       N/A

SIGNATURE

SUNTECH POWER HOLDINGS CO., LTD.
Form 6-K
Other Events.
The Annual General Meeting of Shareholders (the “General Meeting”) of Suntech Power Holdings Co., Ltd. (the “Company”) was held at the Company’s offices located at R&D Mansion, 9 Xinhua Road, New District, Wuxi, Jiangsu Province 214028, People’s Republic of China on Friday, August 14, 2009, at 10:00 a.m. (local time). At the meeting:
1.	The proposal to amend the Company’s Equity Incentive Plan to increase the maximum aggregate number of the Company’s ordinary shares available for award thereunder by 5,000,000 ordinary shares from 13,503,991 to 18,503,991 was passed by shareholders. 92.0% of the votes cast at the meeting voted in favor of the proposal.

2.	The proposal to extend the term of the Company’s Equity Incentive Plan which currently terminates on April 29, 2010 by an additional period of five (5) years until April 29, 2015 was passed by shareholders. 92.3% of the votes cast at the meeting voted in favor of the proposal.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNTECH POWER HOLDINGS CO., LTD.
By:	/s/ Dr. Zhengrong Shi
Name:	Dr. Zhengrong Shi
Title:	Chairman and Chief Executive Officer

Date: August 14, 2009